UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION   -------------------------
                        WASHINGTON, D.C. 20549                 OMB APPROVAL
                                                       -------------------------
                             FORM N-17F-2              OMB Number:     3235-0360
                                                       Expires:    July 31, 1994
                                                       Estimated Average Burden
                                                       hours per response...0.05
                                                       -------------------------
          Certificate of Accounting of Securities and Similar
                     Investments in the Custody of
                    Management Investment Companies

               Pursuant to Rule 17f-2 [17 CFR 270.17f-2]
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1. Investment Company Act File Number:                                        Date examination completed:

811-8644                                                                      April 25, 2003
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2. State identification Number:
      ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
      AL               AK                AZ               AR               CA               CO
      ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
      CT               DE                DC               FL               GA               HI
      ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
      ID               IL                IN               IA               KS               KY
      ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
      LA               ME                MD               MA               MI               MN
      ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
      MS               MO                MT               NE               NV               NH
      ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
      NJ               NM                NY               NC               ND               OH
      ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
      OK               OR                PA               RI               SC               SD
      ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
      TN               TX                UT               VT               VA               WA
      ---------------- ----------------- ---------------- --------------------------------------------------
      WV               WI                WY               PUERTO RICO
      ---------------- ----------------- ---------------- --------------------------------------------------
      OTHER (specify):
      ----------------------------------------------------------------------------------------------------------

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3. Exact name of investment company as specified in registration statement:

Variable Insurance Funds
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4. Address of principal executive office (number, street, city, state, zip code):

3435 Stelzer Road, Columbus, Ohio 43219-8001
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INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

INVESTMENT COMPANY

1.   All items must be completed by the investment company.
2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

ACCOUNTANT

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state of administrator(s), if applicable.

          THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

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                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Trustees of
  Variable Insurance Funds

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about Fifth Third Quality Growth VIP Fund, Fifth Third Balanced VIP Fund, Fifth Third Disciplined Value VIP Fund and Fifth Third Mid Cap VIP Fund's (the "Funds"), (four portfolios of the Variable Insurance Funds) compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of April 25, 2003. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of April 25, 2003, and with respect to agreement of security purchases and sales, for the period from December 31, 2002 (the date of the last examination), through April 25, 2003:

o Confirmation, or other procedures as we considered necessary, of all securities held in book entry form by the Federal Reserve Bank of Cleveland, the Depository Trust Company and Bank of New York, without prior notice to management;

o Confirmation, or other procedures as we considered necessary, of all securities out for transfer with brokers;

o Confirmation, or other procedures as we considered necessary, of all repurchase agreements with brokers/banks and agreement of underlying collateral with Fifth Third Bank's records;

o Confirmation, or other procedures as we considered necessary, of all mutual fund investments with transfer agents; and

o Reconciliation of all such securities to the books and records of the Fund and Fifth Third Bank.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of April 25, 2003, with respect to securities reflected in the investment account of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of the Trustees, management, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ PricewaterhouseCoopers LLP

June 23, 2003

    MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE
                         INVESTMENT COMPANY ACT OF 1940

We, as members of management of the Fifth Third Quality Growth VIP Fund, the Fifth Third Balanced VIP Fund, the Fifth Third Disciplined Value VIP Fund and the Fifth Third Mid Cap VIP Fund (the "Funds"), (four portfolios of the Variable Insurance Funds) are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of April 25, 2003, and from December 31, 2002 through April 25, 2003.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of April 25, 2003, and from December 31, 2002 through April 25, 2003, with respect to securities reflected in the investment account of the Funds.

Variable Insurance Funds

/s/ Adam S. Ness
Treasurer